UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33911 / June 24, 2020

In the Matter of	:
	:
NUVEEN EMERGING MARKETS DEBT 2025 TERM FUND	:
333 West Wacker Drive	:
Chicago, Illinois 60606	:
	:
(811-23335)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on March 10, 2020, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On May 29, 2020, a notice of filing of the application was issued (Investment Company Act Release No. 33889). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary